FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

December 17, 2012

Larry Spirgel, Assistant Director

Division of Corporastion Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

ANV Security Group Inc. (the “Issuer”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Response dated October 22, 2012

Form 10-Q A-1 for the Fiscal Quarter Ended June 30, 2012

Filed October 19, 2012

File No. 000-53802

Ladies and Gentlemen:

This letter constitutes the Issuer’s response to your letter, dated November 6, 2012 (the “Letter”).  The numbered paragraphs correspond to the paragraphs in the Letter.

1.

The referenced agreement will be filed as an exhibit to our next filing.  We will also review our structure to determine if there are other agreements that should be filed.

2.

We believe that we do have the patent, however, we will advise our patent counsel of your comment, follow his advice and take any corrective action that may be required.  If the patent is in fact deemed “abandoned” we will make all appropriate disclosures.

3.

We will file the agreement as an exhibit and disclose it in a future filing.

4.

, 5. and 6. We will include the requested risk factor in a future filling.  Upon further review, based on the Issuer’s corporate structure we do not believe that it is necessary to obtain shareholder consent from the Issuer’s shareholders. The lack of need for consent is the reason for the requested risk factor.  The shareholder approval was obtained at the subsidiary level.

Should you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton

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